SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

(Mark One)

☒	Annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934
For the fiscal year end: December 31, 2013

☐	Transition report pursuant to Section 15(d) of the Securities Exchange Act of 1934
For the transition period from            to
Commission file number: 000-08135

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:
Sigma-Aldrich 401(k) Retirement Savings Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
Sigma-Aldrich Corporation
3050 Spruce Street
St. Louis, MO 63103

SIGMA-ALDRICH
401(k) RETIREMENT SAVINGS PLAN
Table of Contents and Definitions

Page
Table of Contents:
Report of Independent Registered Public Accounting Firm	1
Statements of Net Assets Available for Benefits, December 31, 2013 and 2012	2
Statements of Changes in Net Assets Available for Benefits, For the Years Ended December 31, 2013 and 2012	3
Notes to Financial Statements, December 31, 2013 and 2012	4
Schedule:
1 Schedule H, Line 4i-Schedule of Assets (Held at End of Year), December 31, 2013	11
Definitions:

Company	Sigma-Aldrich Corporation
ERISA	Employee Retirement Income Security Act of 1974
ESOP	Employee Stock Ownership Plan
FASB ASC 820	Financial Accounting Standards Board Accounting Standards Codification No. 820 Fair Value Measurements
IRC	Internal Revenue Code
IRS	Internal Revenue Service
Managed Income Fund	Fidelity Managed Income Portfolio
NAV	Net Asset Value
Plan	Sigma-Aldrich 401(k) Retirement Savings Plan
Plan Administrator	Sigma-Aldrich Administrative Committee
Trustee	Fidelity Management Trust Company

Report of Independent Registered Public Accounting Firm

To the Members of the Sigma-Aldrich Corporation
Retirement Plan Investment Committee

We have audited the accompanying statements of net assets available for benefits of the Sigma-Aldrich 401(k) Retirement Savings Plan as of December 31, 2013 and 2012, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Sigma-Aldrich 401(k) Retirement Savings Plan as of December 31, 2013 and 2012, and the changes in its net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic 2013 financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ Brown Smith Wallace, LLC

St. Louis, Missouri
June 20, 2014

SIGMA-ALDRICH
401(k) RETIREMENT SAVINGS PLAN
Statements of Net Assets Available for Benefits
December 31, 2013 and 2012

	2013	2012
Assets:
Investments, at fair value	$494,800,244	$393,498,371
Notes receivable from participants	7,821,514	7,448,667

Net assets available for benefits, at fair value	502,621,758	400,947,038

Adjustment from fair value to contract value for interest in collective trust relating to fully benefit-responsive investment contract	(78,972)	(111,336)

Net assets available for benefits	$502,542,786	$400,835,702

The accompanying notes are an integral part of these financial statements.

SIGMA-ALDRICH
401(k) RETIREMENT SAVINGS PLAN
Statements of Changes in Net Assets Available for Benefits
Years ended December 31, 2013 and 2012

	2013	2012
Additions:
Additions to net assets attributed to:
Investment income:
Net appreciation in fair value of investments	$65,315,257	$35,664,112
Dividends	17,061,410	9,960,395
Interest	3,862	6,211
Total investment earnings	82,380,529	45,630,718

Interest income on notes receivable from participants	281,827	273,799

Miscellaneous receipts	193,750	86,250

Contributions:
Employee contributions	23,701,909	22,261,015
Employer contributions	21,568,814	10,818,017
Rollovers	3,655,650	13,374,944
Total contributions	48,926,373	46,453,976

Total additions	131,782,479	92,444,743

Deductions:
Deductions from net assets attributed to:
Benefit payments to participants	$(29,965,597)	$(23,345,985)
Deemed distributions of participant loans	(7,274)	(5,094)
Administrative expenses	(102,524)	(44,309)

Total deductions	(30,075,395)	(23,395,388)

Increase in net assets available for benefits	101,707,084	69,049,355

Net assets available for benefits, beginning of year	400,835,702	331,786,347

Net assets available for benefits, end of year	$502,542,786	$400,835,702

The accompanying notes are an integral part of these financial statements.

SIGMA-ALDRICH
401(k) RETIREMENT SAVINGS PLAN
Notes to Financial Statements
December 31, 2013 and 2012

(1)	Description of the Plan
The following description of the Plan provides only general information. Participants should refer to the Plan document and summary plan description for a more complete description of the Plan's provisions.

(a)	General
The Plan is a defined contribution retirement plan, with both a profit sharing and an ESOP component, covering eligible employees of the Company and its domestic subsidiaries. The Plan includes the required provisions relating to eligibility, fiduciary standards, and other technical provisions under ERISA.

(b)	Contributions
Newly eligible employees are deemed to have elected to make a salary deferral of 6% of their compensation (as defined in the Plan), generally effective 45 days after date of hire, unless they file an election to contribute a different amount (or no amount) before this date.
For the Plan year ending December 31, 2012, employees not considered highly compensated could contribute 1% - 75% of eligible compensation, not to exceed the applicable IRC dollar limitation. Highly compensated employees (defined as employees receiving compensation greater than $115,000) could contribute 1% - 15% of their eligible compensation, not to exceed the IRC dollar limitation. For the Plan year ending December 31, 2012, the Company also made a fixed contribution of $150 per full-time participant and $75 per part-time participant each quarter. Additional features of the Plan included:

•	The Company contributed a match of $0.60 on each dollar of deferral contributions, up to a maximum of 6% of eligible pay.

•	Catch-up contributions were not eligible for matching.

Effective January 1, 2013 the following changes were made to the Plan:

•	The additional cap on contributions for highly compensated employees was eliminated.

•	The Company eliminated the quarterly fixed contributions and replaced those contributions with a safe harbor contribution of 4.5% of compensation each pay period to each active participant's account.

•
The Company may provide a discretionary employer contribution from 0% to 1.5% of compensation to each active participant's account if such participant is active on the last day of the Plan year. Such contribution is not guaranteed and shall be determined in the sole discretion of the Company.

Effective October 14, 2013, the Company added an Annual Increase Program. All participants whose pretax contribution is between 1% and 9% shall be deemed to have elected to increase his or her salary deferral contribution by a rate of 2%. The Annual Increase Program automatically increases contribution rates each year, by 2% of eligible pretax pay (or 1% if the Participant is currently deferring at 9%), until an eligible employee reaches a 10% deferral. Participants may opt out of this Annual Increase Program

(c)	Participant Accounts
Each participant's account is credited with the participant's deferral contributions, rollover contributions, transferred contributions and allocations of (a) the Company's matching contributions, safe harbor contributions and discretionary contributions and (b) Plan earnings. The participant's account is debited with any distributions or withdrawals made to the participant. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

(d)	Forfeitures
Forfeitures, resulting from participants who terminate employment before fully vesting in Company contributions, are used to reduce future employer contributions. Forfeited nonvested accounts at year end totaled $114,050 and $96,266 in 2013 and 2012, respectively. During the years ended December 31, 2013 and 2012 employer contributions were reduced by $577,009 and $324,300, respectively, from forfeited nonvested accounts.

(Continued)

SIGMA-ALDRICH
401(k) RETIREMENT SAVINGS PLAN
Statements of Changes in Net Assets Available for Benefits
Years ended December 31, 2013 and 2012

(e)	Vesting
Participants are always fully vested in participant contributions, as well as their rollover account, transferred account and safe harbor contribution account. The Company's matching contributions, discretionary contributions (and for plan years ending before January 1, 2013, quarterly fixed contributions) become vested as follows:

Completed years of service	Vested percentage
Less than 3	0%
3 or more	100%

(f)	Notes Receivable from Participants
Participants may borrow from their transferred, rollover and salary deferral accounts, a minimum of $500, up to a maximum equal to the lesser of $50,000 or 50% of their vested account balance. The loans are secured by the balance in the participant's account and bear interest at rates that currently range from 3.25% to 8.75%, which are commensurate with local prevailing rates as determined periodically by the investment committee. Loan terms range from one to five years, or longer for the purchase of a primary residence. Principal and interest payments are made by participants through payroll deductions. Notes receivable from participants are valued at their unpaid principal balance plus any accrued but unpaid interest.

(g)	Payment of Benefits
The Plan provides that a participant’s vested interest in the Plan may be distributed to the participant upon retirement (generally a termination of employment after age 65), other termination of employment, total disability (as defined in the Plan), death or in-service upon reaching age 59 1/2. Participants with vested account balances in excess of $1,000 may elect to defer distribution to a future date as more fully described in the Plan document. Participants may elect to (a) receive a single lump sum amount equal to their vested account balance, (b) have all of his or her distributions paid in the form of a direct trustee to trustee transfer to another eligible retirement plan designated by the participants, or (c) elect to receive his or her account balance in monthly, quarterly, or annual installments over any period not exceeding ten years. Distributions shall be made in cash; provided, however, that participants have the right to receive payment of the ESOP portion of their accounts in Company stock.
Participants may also withdraw, if approved, certain amounts from their salary deferral and rollover accounts only in the event of a financial hardship as defined by the Plan and the IRC. A participant who receives a distribution for hardship shall be prohibited from making elective deferrals and employee contributions under this and all other plans of the employer for a six month period after receipt of the distribution.

(2)	Summary of Significant Accounting Policies

(a)	Basis of Accounting
The accompanying financial statements have been prepared on the accrual basis of accounting except for benefit payments.
Investment contracts held by a defined-contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The Statements of Net Assets Available for Benefits present the fair value of the investment contracts as well as the adjustment of the fully benefit-responsive investment contracts from fair value to contract value. The Statements of Changes in Net Assets Available for Benefits are prepared on a contract value basis.
(Continued)

SIGMA-ALDRICH
401(k) RETIREMENT SAVINGS PLAN
Notes to Financial Statements
December 31, 2013 and 2012

(b)	Use of Estimates
The preparation of the accompanying financial statements, in conformity with accounting principles generally accepted in the United States of America, requires the Plan Administrator to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements as well as the reported amounts of revenues and expenses and disclosure of contingent assets and liabilities during the reporting period. Actual results could differ from those estimates.

(c)	Valuation of Investments and Income Recognition
Investments are reported at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. See note 4 for discussion of fair value measurements.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. The annual revenue credit is recorded quarterly, in arrears, on a pro rata basis. Net appreciation includes the Plan’s gains and losses on investments bought and sold as well as held during the year.

(d)	Payment of Benefits
Benefit payments to participants are recorded upon distribution.

(e)	Miscellaneous Receipts
In 2012, the Trust Agreement was amended to add a revenue credit component. This revenue is reported under miscellaneous receipts in the Statements of Changes in Net Assets Available for Benefits. It will be used for expenses related to the Plan, such as financial educational workshops. The revenue credit totaled $193,750 and $86,250 in 2013 and 2012, respectively.

(f)	Subsequent Events
The Plan has evaluated subsequent events through June 20, 2014, the date the financial statements were issued. In March 2014, the Company announced there would not be a Discretionary Company Contribution to the 401k Plan for 2013.
(Continued)

SIGMA-ALDRICH
401(k) RETIREMENT SAVINGS PLAN
Notes to Financial Statements
December 31, 2013 and 2012

(3)	Investments
The following table presents the fair value of investments representing greater than 5% of the Plan’s net assets:

	December 31
	2013	2012
Fidelity Freedom Fund 2020 – Class K	$32,567,910	$25,378,032
Fidelity Money Market Trust Retirement Money Market Portfolio	<5%	24,420,365
Fidelity Balanced Fund – Class K	34,571,110	29,216,733
Sigma-Aldrich Corporation Stock Fund	46,015,224	38,188,504
Fidelity Contrafund – Class K	71,434,644	53,681,747
PIMCO Total Return Inst CL	29,678,074	34,729,082
Fidelity Freedom Fund 2030 – Class K	35,008,000	26,978,349
Fidelity Freedom Fund 2025 – Class K	28,996,292	21,218,404

During 2013 and 2012, the Plan’s investments (including realized and unrealized gains and losses on investments bought and sold, as well as held during the year) appreciated in value by $65,315,257 and $35,664,112, respectively, as follows:

	2013	2012
Mutual funds	$55,386,905	$29,208,536
Sigma-Aldrich Corporation Stock Fund	9,928,352	6,455,576
	$65,315,257	$35,664,112

(Continued)

SIGMA-ALDRICH
401(k) RETIREMENT SAVINGS PLAN
Notes to Financial Statements
December 31, 2013 and 2012

(4)	Fair Value Measurements
FASB ASC 820 provides the framework for measuring fair value. This framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy under FASB ASC 820 are as follows:
Level 1 Fair Value Measurements
Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.
Level 2 Fair Value Measurements
Inputs to the valuation methodology include:

•	quoted prices for similar assets or liabilities in active markets;

•	quoted prices for identical or similar assets or liabilities in inactive markets;

•	inputs other than quoted prices that are observable for the asset or liability; and

•	inputs that are derived principally from or corroborated by observable market data by correlation or other means.
If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.
Level 3 Fair Value Measurements
Inputs to the valuation methodology are unobservable and significant to the fair value measurement.
The asset or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.
Following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2013 and 2012.
Common stocks: Valued at the closing price reported on the active market on which the individual securities are traded.
Mutual funds: Valued at NAV of shares held by the Plan at year-end.
Common Collective Trust: Valued at NAV as a practical expedient of fair value. The NAV is based on the underlying investments, which are traded on an active market. The Plan does not have any collective investment funds with unfunded commitments or with any redemption restrictions. There is no redemption notice period for the individual participants within the Plan, however, there is up to a twelve- month redemption notice required for this investment at the Plan level. The participants nor the Plan have any funding commitments related to this investment.
The preceding methods used to arrive at a fair value calculation may not be indicative of the net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.
(Continued)

SIGMA-ALDRICH
401(k) RETIREMENT SAVINGS PLAN
Notes to Financial Statements
December 31, 2013 and 2012

The following tables set forth by level, within the fair value hierarchy, the Plan’s assets at fair value as of December 31, 2013 and 2012:

December 31, 2013		Fair Value Measurements
	Balance	(Level 1)	(Level 2)	(Level 3)
Mutual Funds
Mid Cap	$42,649,153	$42,649,153	$-	$-
Large Cap	102,773,402	102,773,402	-	-
International	31,411,503	31,411,503	-	-
Blended	214,267,643	214,267,643	-	-
Bond	29,678,074	29,678,074	-	-
Money Market	22,765,984	22,765,984	-	-
Total Mutual Funds	443,545,759	443,545,759	-	-

Common Stock Fund	46,015,224	46,015,224	-	-
Common Collective Trust	5,239,261	-	5,239,261	-

Total	$494,800,244	$489,560,983	$5,239,261	$-

December 31, 2012		Fair Value Measurements
	Balance	(Level 1)	(Level 2)	(Level 3)
Mutual Funds
Mid Cap	$27,894,843	$27,894,843	$-	$-
Large Cap	74,304,713	74,304,713	-	-
International	24,415,599	24,415,599	-	-
Blended	165,654,745	165,654,745	-	-
Bond	34,729,082	34,729,082	-	-
Money Market	24,420,365	24,420,365	-	-
Total Mutual Funds	351,419,347	351,419,347	-	-

Common Stock Fund	38,188,504	38,188,504	-	-
Common Collective Trust	3,890,520	-	3,890,520	-

Total	$393,498,371	$389,607,851	$3,890,520	$-

(Continued)

SIGMA-ALDRICH
401(k) RETIREMENT SAVINGS PLAN
Notes to Financial Statements
December 31, 2013 and 2012

(5)	Investment in Common Collective Trust
The Managed Income Fund, a common collective trust fund, invests in a variety of investments such as fixed income securities or bond funds and enters into wrapper contracts issued by a third party, such as a bank or insurance company, to make payments to a portfolio in certain circumstances. The wrap issuer agrees to pay an amount sufficient to cover unit holder redemptions.
The interest-crediting rate is the periodic interest rate accrued to participants and is reset on a monthly basis to reflect the performance of the underlying securities.
Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment in the Managed Income Fund at contract value. Certain events may limit the ability of the Plan to transact at contract value with the issuer. The Plan Administrator does not believe that the occurrence of any such event is probable. The average yield and crediting interest rates were approximately 1.54% and 1.70%, for the Plan years ended December 31, 2013 and 2012, respectively.

(6)	Tax Status
The IRS issued a favorable determination letter dated April 19, 2013 stating that the Plan is tax exempt under Section 401 of the IRC. Although the Plan has been amended since receiving the determination letter, the Plan Administrator and the Plan’s tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.
Accounting principles generally accepted in the United States of America require Plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The Plan Administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2013, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan Administrator believes it is no longer subject to income tax examinations for years prior to 2010.

(7)	Related Party
The Plan assets are maintained in a trust fund. The investments, and changes therein, of this trust fund are party-in interest transactions due to Fidelity being the trustee and the Plan's assets being invested in Fidelity's investment products. Fees paid by the Plan for the investment management services amounted to $102,524 and $44,309 for the years ended December 31, 2013 and 2012 respectively.

In September 2013, the unitized Sigma-Aldrich Stock Fund offered within the Plan was changed to a “Real-Time Traded” stock fund. Balances in the unitized Sigma-Aldrich Stock Fund were converted into shares of Sigma-Aldrich common stock and transferred into the new Sigma-Aldrich Corporation Stock Fund. Investments in the Sigma-Aldrich Corporation Stock Fund is limited to 25% of new contributions and when rebalancing, no more than 25% of a participant balance can be invested in Company stock.
As of December 31, 2013 and 2012, investments include 489,031 shares and 494,889 shares of Sigma-Aldrich Corporation common stock, respectively, having an aggregate fair value of $46,015,224 and $36,413,933, respectively.

(8)	Risks and Uncertainties
The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the Statements of Net Assets Available for Benefits.

(9)	Plan Termination
The Company intends to continue the Plan; however, the Company reserves the right to terminate the Plan. In the event the Plan terminates, participants will generally become fully vested in the employer match portion of their account balances.

(Continued)

Schedule 1
SIGMA-ALDRICH
401(k) RETIREMENT SAVINGS PLAN
Schedule H, Line 4i—Schedule of Assets (Held at End of Year)
December 31, 2013

a)	b) Identity of issue, borrower, lessor or similar party	c) Description	d)	Cost	e)	Current Value
	Mutual funds:
*	Fidelity Management Trust Company	Retirement Money Market Portfolio		$22,765,984		$22,765,984
*	Fidelity Management Trust Company	Balanced Fund – Class K		23,076,710		34,571,110
	PIMCO Total Return Inst CL	PIMCO Total Return Inst CL		30,512,386		29,678,074
*	Fidelity Management Trust Company	Low-Priced Stock Fund – Class K		14,025,247		19,141,715
*	Fidelity Management Trust Company	Diversified International Fund – Class K		15,571,874		23,769,768
*	Fidelity Management Trust Company	Freedom Income Fund – Class K		1,541,036		1,573,150
*	Fidelity Management Trust Company	Freedom 2000 Fund – Class K		298,800		309,338
*	Fidelity Management Trust Company	Freedom 2005 Fund – Class K		298,992		314,352
*	Fidelity Management Trust Company	Freedom 2010 Fund – Class K		4,293,708		4,669,220
*	Fidelity Management Trust Company	Freedom 2015 Fund – Class K		10,165,158		11,148,707
*	Fidelity Management Trust Company	Freedom 2020 Fund – Class K		29,474,545		32,567,910
*	Fidelity Management Trust Company	Freedom 2025 Fund – Class K		25,576,278		28,996,292
*	Fidelity Management Trust Company	Freedom 2030 Fund – Class K		30,548,263		35,008,000
*	Fidelity Management Trust Company	Freedom 2035 Fund – Class K		18,942,162		22,124,744
*	Fidelity Management Trust Company	Freedom 2040 Fund – Class K		15,916,270		18,587,490
*	Fidelity Management Trust Company	Freedom 2045 Fund – Class K		10,123,898		11,896,945
*	Fidelity Management Trust Company	Freedom 2050 Fund – Class K		9,452,266		11,079,437
*	Fidelity Management Trust Company	Freedom 2055 Fund – Class K		1,259,927		1,420,948
*	Fidelity Management Trust Company	Small Cap Stock Fund		9,004,726		10,574,157
*	Fidelity Management Trust Company	Contrafund – Class K		42,469,889		71,434,644
	American Fund	American Funds Fundamental Investors Fund Class R5		4,860,887		6,552,229
	American Beacon Fund	American Beacon Lg Cap Value Inst CL		5,828,858		7,591,560
	Columbia Acorn	Columbia Acorn International Fund Class Z		6,541,183		7,641,735
	Goldman Sachs	Goldman Sachs Mid Cap Value Fund Institutional Class		7,266,740		8,435,361
	Munder	Munder Mid-Cap Core Growth Class Y		3,259,994		4,497,920
	Spartan	Spartan 500 Index Fund – Institutional Class		12,428,225		17,194,969
				355,504,006		443,545,759
	Common Stock:
*	Sigma-Aldrich	Sigma-Aldrich Corporation		24,031,077		46,015,224

	Common Collective Trust:
*	Fidelity Management Trust Company	Managed Income Portfolio		5,160,289		5,239,261

*	Notes Receivable from Participants	Range of interest rates 3.25% – 8.75%, Maturing through 2023				7,821,514

						$502,621,758

*	Represents a party-in-interest.
See accompanying independent auditors’ report.

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, Sigma-Aldrich Corporation, as Plan Administrator of the Sigma-Aldrich 401(k) Retirement Savings Plan, has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

SIGMA-ALDRICH
401(k) RETIREMENT SAVINGS PLAN

By:	/s/ Mike Hollenkamp
Mike Hollenkamp, Vice President and Treasurer
Sigma-Aldrich Corporation

June 20, 2014

EXHIBIT INDEX

Exhibit

23	Consent of Independent Registered Public Accounting Firm – Brown Smith Wallace, LLC